UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549

				     FORM 12b-25



			     NOTIFICATION OF LATE FILING

(Check One):  Form 10-KSB [X]  Form 20-F [ ] Form 11-K [ ]
Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
    For the Transition Report Period Ended


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________


PART I -- REGISTRANT INFORMATION


				      000-28335
				  (SEC FILE NUMBER)


			    Platina Energy Group, Inc.
			    (Full Name of Registrant)


			    200 W. 17TH ST., SUITE 240
				CHEYENNE, WY 82001
                      (Address of principal executive offices)


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[ ](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

The registrant's management has not been able to devote the requisite effort and time necessary to complete the Form 10-KSB by its required filing date. Management believes that the form 10-KSB will be filed by July 14, 2006.


PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


Michael Tauger, Esq.
(303) 713-0363


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes__X__ No ______

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes_____ No___X___

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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Platina Energy Group Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on this 28th day of June, 2006.

			By: /s/ Blair Merriam
				Blair Merriam
				Chief Financial Officer